UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of January 2007
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☑ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐ Yes     ☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets

	Unaudited	Audited
	June 30	December 31
	2006	2006	2005
	US$	RMB	RMB
	(In thousands, except number of shares and per share data)
Assets

Current assets:

Cash and cash equivalents	5,010	40,059	63,417
Investment available for sale	164	1,313	1,313
Notes Receivable	1,788	14,298	7,262
Accounts receivable, net	23,390	187,017	170,732
Inventories	15,009	120,002	107,320
Prepaid expenses	2,848	22,769	18,012
Other receivables	920	7,354	7,863

Total current assets	49,129	392,812	375,919

Property, plant and equipment, net	4,182	33,437	31,459

Construction in progress	714	5,710	2,983

Deferred tax assets	104	836	836

Total assets	54,129	432,795	411,197

Liabilities and Shareholders' Equity

Current liabilities:

Short term bank loans	2,448	19,569	36,231
Accounts payable	2,072	16,563	23,953
Income tax	356	2,850	-
Advance from customers	5,260	42,058	26,389
Other payable	8,598	68,748	59,617

Total current liabilities	18,734	149,788	146,190

Minority interest	939	7,505	6,200

Commitments	-	-	-

Shareholders' equity:

Common stock, US$0.009 par value:
Authorized shares - 20,000,000
Issued and outstanding shares - 6,791,246 in 2006 And 6,708,946 in 2005	60	511	499
Convertible preferred stock, US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares - 6,111 in 2006 And 2005, 6% p.a.	-	1	1
Additional paid-in capital	10,767	89,074	87,535
Reserves	2,647	21,870	21,870
Retained earnings	21,292	171,046	155,799
Accumulated other comprehensive income	513	(221)	(118)
	35,279	282,281	265,586
Less: Treasure shares at cost, common stock-212,470 in 2005 and 184,270in 2004	(823)	(6,779)	(6,779)
Total shareholders’ equity	34,456	275,502	258,807
Total liabilities and shareholders' equity	54,129	432,795	411,197

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income
For the Six Months Ended June 30, 2006 (Unaudited)

	Six Months Ended June 30,
	2006	2006	2005
	US$	RMB	RMB
	(In thousands, except per share data)

Net sales	34,580	277,793	181,901
Other income	9	69	474
	34,589	277,862	182,375

Costs and expenses:
Cost of products sold	(24,881)	(199,872)	(122,305)
Selling and administrative	(5,705)	(45,830)	(40,184)
Interest expenses	(156)	(1,254)	(883)
	(30,742)	(246,956)	(163,372)

Income before income taxes	3,847	30,906	19,003

Income taxes	(620)	(4,978)	(3,450)

Income before minority interest	3,227	25,928	15,553

Minority interest	(536)	(4,305)	(2,786)

Net income	2,691	21,623	12,767

Earnings per share

-Basic	US$0.41	RMB3.30	RMB1.97

-Diluted	US$0.40	RMB3.25	RMB 1.92

Weighted average number of shares

-Basic	6,549,144	6,549,144	6,498,178
-Diluted	6,651,166	6,651,166	6,663,305

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2006(Unaudited)

	US$	RMB

Operating activities
Net income	2,692	21,623
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	401	3,223
Deferred income taxes	-	2
Minority interest	537	4,305
Changes in operating assets and liabilities
Accounts receivable	(2,027)	(16,285)
Notes receivable	(876)	(7,036)
Inventories	(1,579)	(12,682)
Prepaid expenses	(631)	(5,067)
Other receivables	63	510
Accounts payable	(920)	(7,390)
Income tax	355	2,850
Value added tax	540	4,340
Advance from customers	1,950	15,668
Commission payable	250	2,008
Accrual employee benefits	(1)	(9)
Other liabilities	386	3,100
Net cash provided by/(used in) operating activities	1,140	9,160
Investing activities
Purchases of property, plant and equipment	(619)	(4,974)
Payment for construction in progress	(368)	(2,954)
Net cash provided by (used in) investing activities	(987)	(7,928)
Financing activities
Proceeds from bank loan	7,426	59,656
Repayment of bank loan	(9,500)	(76,318)
Acquisition of treasury stock	-	-
Proceeds from exercise of stock options	193	1,551
Decrease in dividend payable to minority shareholders	(373)	(3,000)
Dividends paid	(794)	(6,376)
Net cash provided by/(used in) financing activities	(3,048)	(24,487)
Effect of exchange rate changes on cash	48	(103)
Net increase/(decrease) in cash and cash equivalents	(2,847)	(23,358)
Cash and cash equivalents at beginning of year	7,857	63,417
Cash and cash equivalents at end of year	5,010	40,059

Interest paid	144	1,156

Income taxes paid	197	1,579

 Jinpan International Limited and Subsidiaries
Consolidated Statements of Shareholders' Equity and Comprehensive Income
For the Year Ended December 31, 2005 and Six Months Ended June 30, 2006

										Accumulated
						Convertible	Additional			other com-	Compre-
	Treasury	Number of	Number of	Treasury	Common	preferred	paid-in		Retained	prehensive	hensive
	stock	common	preferred	stock	stock	stock	capital	Reserves	earnings	income	income	Total
	shares	shares	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(In thousands, except for number of shares)

Balance at January 1, 2005	(184,270)	6,702,112	12,245	(5,444)	499	1	87,515	19,245	131,972	69	-	233,857

Net income	-	-	-	-	-	-	-	-	37,076	-	37,076	37,076

Transfer to reserves	-	-	-	-	-	-	-	2,625	(2,625)	-	-	-

Cash dividends distributed
($0.20 per share)	-	-	-	-	-	-	-	-	(10,624)	-	-	(10,624)

Reacquired shares	(28,200)	-	-	(1,335)	-	-	-	-	-	-	-	(1,335)
Converted to common shares	-	6,134	(6,134)	-	-	-	-	-	-	-	-	-

Exercise of stock options for cash	-	700	-	-	-	-	20	-	-	-	-	20

Unrealized gains on investments	-	-	-	-	-	-	-	-	-	-	-	-

Employee stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-

Currency translation adjustments	-	-	-	-	-	-	-	-	-	(187)	(187)	(187)

Balance at December 31, 2005	(212,470)	6,708,946	6,111	(6,779)	499	1	87,535	21,870	155,799	(118)	36,889	258,807

Net income		-	-	-	-	-	-	-	21,623	-	21,623	21,623

Transfer to reserves		-	-	-	-	-	-	-	-	-	-	-

Cash dividends distributed
($0.12 per share)		-	-	-	-	-	-	-	(6,376)	-	-	(6,376)

Reacquired shares		-	-	-	-	-	-	-	-	-	-	-

Exercise of stock options for cash	-	82,300	-	-	12	-	1,539	-	-	-	-	1,551

Unrealized gains on investments	-	-	-	-	-	-	-	-	-	-	-	-

Employee stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-

Currency translation adjustments	-	-	-	-	-	-	-	-	-	(103)	(103)	(103)
Balance at June 30, 2006	(212,470)	6,791,246	6,111	(6,779)	511	1	89,074	21,870	171,046	(221)	21,520	275,502

1.	Organization

Jinpan International Limited (the “Company”) was incorporated under the laws of the British Virgin Islands on April 3, 1997.

As of June 30, 2006, the Company had direct interests in the following subsidiaries:

Name of Entity	Date of Establishment	Percentage of Equity Interest Attributable to the Company	Paid-up Capital	Principal Activities

Hainan Jinpan Electric Co., Ltd. (“Jinpan JV” )	June 3, 1997	85%	RMB21,520,000	Manufacturing and sale of cast resin transformers

Jinpan International (USA) Limited (“Jinpan USA”)	February 18, 1998	100%	US$10,000	Marketing of cast resin transformers

The Company, Hainan Jinpan Electric Co., Ltd. Jinpan JV and Jinpan International (USA) Limited are hereinafter collectively referred to as the “Group”.

2.	Basic of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). This basis of accounting differs from that used in the statutory financial statements of Jinpan JV, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to foreign investment enterprises as established by the Ministry of Finance of China.

The functional currency of the Company is Renminbi (“RMB”), the national currency of China. Solely for the convenience of the reader, the financial statements have been translated into United States dollars (“US$”) using PBOC rate of RMB7.99 to US$1, the prevailing rate on June 30, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

3.	Accounts Receivable

Accounts receivables, which generally have 30-120 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable and a general provision of a certain percentage is established based on the age status of receivables. This percentage is based on a collective assessment of historical collection, write-off experience, current economic trends, and changes in our customer payment terms and other factors that may affect our ability to collect.

Accounts receivable comprised:
	2006	2006	2005
	US$	RMB	RMB
	(In thousands)
Accounts receivable - trade	24,714	197,600	181,351
Less: provision for doubtful debts	(1,324)	(10,583)	(10,619)

Accounts receivable, net	23,390	187,017	170,732

4.	Inventories

Inventories are priced at the lower of cost or market value. Market value represents the net realizable value for inventories. Cost is determined using the weighted-average cost method.

Inventories comprised:

	2006	2006	2005
	US$	RMB	RMB
	(In thousands)
Finished products	4,668	37,326	38,061
Products in process	2,058	16,454	13,382
Raw materials	8,428	67,389	57,044
	15,154	121,169	108,487
Less: provision for inventories	(145)	(1,167)	(1,167)
Inventories	15,009	120,002	107,320

5.	Fixed Assets

	2006	2006	2005
	US$	RMB	RMB
	(In thousands)
Buildings	1,653	13,214	12,951
Machinery and equipment	6,535	52,248	50,596
Motor vehicles	1,587	12,692	9,637
Furniture, fixtures and office equipment	579	4,632	4,400
	10,354	82,786	77,584
Less: accumulated depreciation	(6,172)	(49,348)	(46,125)
	4,182	33,438	31,459

6.	Advance From Customers

In the beginning of 2006, Jinpan JV enhanced its credit policy requesting most of its customers to pay 30% down pay when placing orders. The increase of Advance from Customers was the result of the credit policy change.

7.	Paid Dividend

On January 17, 2006, the Board of Directors the Group declared a cash dividend of US$.24 per share of common stock for the year 2006. The Group made the first distribution of US$.12 per share on February 28, 2006, to shareholders of record on February 10, 2006.

8.	Earning Per Common and Common Equivalent Share

Basic earnings per share for the six months ended June 30, 2006 was computed by dividing net income of RMB 21,623,026 by the weighted average number of 6,549,144 shares of common stock outstanding. Diluted earnings per share for the six months ended June 30, 2006 was computed by dividing net income of RMB 21,623,026 by the weighted average number of shares of common stock outstanding. Reconciliation of the denominator is as follows:

June 30 2006
Denominator for basic earning per share-
Weighted average shares	6,549,144
Effect of dilutive securities:
Convertible preferred stock	9,177
Exercisable stock option	92,845
Denominator for diluted earnings per share-
Adjusted weighted average shares and assumed conversions	6,651,166

Management Discussion and Analysis of Financial condition and result of operations

FINANCIAL RESULTS FOR THE FIRST SIX MONTHS ENDED JUNE 30, 2006

Sales. Net sales increased RMB 95.9 million or approximately 52.72% from RMB181.9 million for the first six months ended June 30, 2005 to RMB277.8 million for the first six months ended June 30, 2006. The increase in sales was primarily due to the continuing expansion of our customer base and the increase in the price we charged to our customers due to higher costs of materials

Cost of goods sold. Cost of goods sold increased RMB 77.5 million or approximately 63.4% from RMB122.3 million for the six months ended June 30, 2005 to RMB199.8 million for six months ended June 30, 2006. Cost of goods sold as a percentage of sales increased by 4.71%, from 67.24% for the six months ended June 30, 2005, to 71.95% for the six months ended June 30, 2006. The increase was a result of worldwide price increases of raw materials associated with steel and copper during 2006.

Gross Profit. Gross profit increased RMB 18.3 million or approximately 30.75% to RMB 77.9 million for six months ended June 30, 2006 from RMB 59.6 million for the six months ended June 30, 2005. As a percentage of sales, gross profit decreased from 32.76% to 28.05% for the six months ended June 30, 2006. This decrease also resulted from the aforementioned raw material price increase.

Selling and Administrative. Selling and Administrative expenses increased RMB 5.6 million or approximately 14% from RMB 40.2 million for the six months ended June 30, 2005, to RMB 45.8 million for the six months ended June 30, 2006. As a percentage of sales, Selling and Administrative expenses decreased from 22.09% to 16.50% for the six months ended June 30, 2006. This was primary the result of cost control in selling and traveling expense.

Net Income. Net Income increased RMB 8.8 million or approximately 69.37% from RMB12.76 million for the six months ended June 30, 2005 to RMB21.6 million for the six months ended June 30, 2006. As a percentage of sales, net income increased from 7.02 % in the six months ended June 30, 2005, to 7.78% for the six months ended June 30, 2006.

Earning Per Common Basic earning per share increased RMB1.33 or approximately 68% from RMB1.97 for the six months ended June 30, 2005 to RMB3.30 for the six months ended June 30, 2006.

Liquidity and Capital Resources

Historically, we financed our operations principally through cash generated from our operations, bank borrowings and securities offerings.

We have a credit facility of RMB48.4 million with the Nan Yan Commercial Bank. The letter of credit under this credit facility is guaranteed by Jinpan International Ltd., bearing interest at a weighted average rate of 6.01% per annum for the six months ended June 30, 2006. We also have an unsecured credit facility from Bank of China for the total credit line of RMB 35 million. As of June 30, 2006, the total bank loan amount was RMB 19.5million.

On June 30, 2006, we had working capital of RMB243.0 million compared to RMB229.7 million at December 31, 2005. This increase is due to an increase in Accounts Receivable and inventories. At June 30, 2006, we had approximately RMB40.0 million in cash and cash equivalents as compared to RMB63.4 million at December 31, 2005. The decrease in cash and cash equivalent of RMB 23.4 million was mainly due to capital expenditure of RMB 7.9 million, dividend paid of RMB 6.4 million, and the paydown of RMB 16.7 million of bank loans, which offset the net cash generated from operating activities of RMB 9.2 million.

Disclosure Controls and Procedures

In connection with consolidated financial statements for the six months ended June 30,2006, we identified the following material weakness in our internal control over financial reporting:

●	We lack of appropriate segregation of duties in initiating journal entries and approval of entries.

●	We do not have adequate controls over financial reporting to ensure that material errors do not occur in preparation.

We have taken steps to remediate the material weaknesses above. The lack of segregation of duties in initiating journal entries and approval of entries has been remedied subsequent to the quarter- end. Furthermore, we have engaged external consultants in November to provide recommendations with respect to data collection, financial reporting, and internal control procedures pursuant to section 404 of the Sarbanes-Oxley Act, which will take effect beginning with the year ended December 31, 2007. Other than as described above, there have been no material changes in our internal control over financial reporting during first six months of 2006 that has materially affected, or is reasonably likely to material effect our internal control over financial reporting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Jing Yuqing
Name: Jing Yuqing
Title: Secretary